



06002549

SECURI..............SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- _44982_

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _Steven D. Chang Group, Inc._

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10 Kelleran Street
(No. and Street)

Houlton   _Maine_   _04730_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Collum   _(207) 532-1185_
                                          (Area Code – Telephone Number)

PROCESSED

APR 12 2006

THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chester M. Kearney, Certified Public Accountants
(Name – if individual, state last, first, middle name)

PO Box 744   _Houlton_   _Maine_   _04730_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Michael Collum_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Steven D. Chang Group , Inc._ , as of _December 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

SARAH R. GRAHAM
Notary Public, Maine
My Commission Expires 1/7/13

Sarah R. Graham
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STEVEN D. CHANG GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Chester M. Kearney, Certified Public Accountants

TABLE OF CONTENTS

Chester M. Kearney, Certified Public Accountants



Chester M. Kearney
Certified Public Accountants

12 Dyer Street, Presque Isle, Maine 04769-1550
207-764-3171

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Steven D. Chang Group, Inc.

We have audited the accompanying statements of financial position of Steven D. Chang Group, Inc. (an S corporation) as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted accounting standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steven D. Chang Group, Inc. at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chester M. Kearney

Houlton, Maine
February 2, 2006

1

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash	14,909	14,697
	14,909	14,697

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 1,000 shares, issued 1,000 shares	1,000	1,000
Additional paid-in capital	9,512	9,512
Retained earnings	4,397	4,185
	14,909	14,697
	14,909	14,697

See note to financial statements

Chester M. Kearney, Certified Public Accountants

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	15,942	15,221
	15,942	15,221
EXPENSES		
Representative commissions	2,452	2,326
Dues and fees	810	1,090
Professional services	1,375	1,375
Office expense	245	906
Taxes and licenses	85	60
Telephone	611	486
Insurance	575	550
Donations	352	227
Other expenses		3
	6,505	7,023
NET INCOME	9,437	8,198

See note to financial statements

Chester M. Kearney, Certified Public Accountants

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

| | Common | | Additional Paid-in | Retained Earnings | Total Stockholders' |
	Shares	Amount	Capital	(Deficit)	Equity
Balance at December 31, 2003	1,000	1,000	9,512	2,017	12,529
Net income				8,198	8,198
Dividend distributions				(6,030)	(6,030)
Balance at December 31, 2004	1,000	1,000	9,512	4,185	14,697
Net income				9,437	9,437
Dividend distributions				(9,225)	(9,225)
Balance at December 31, 2005	1,000	1,000	9,512	4,397	14,909

See note to financial statements

Chester M. Kearney, Certified Public Accountants

STEVEN D. CHANG GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	15,942	15,221
Cash paid to suppliers and employees	(6,505)	(7,023)
Net cash provided by operating activities	9,437	8,198
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(9,225)	(6,030)
Net cash used in financing activities	(9,225)	(6,030)
NET INCREASE IN CASH	212	2,168
CASH AT BEGINNING OF YEAR	14,697	12,529
CASH AT END OF YEAR	14,909	14,697
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	9,437	8,198
Adjustments to reconcile net income to net cash provided by operating activities	None	None
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,437	8,198

See note to financial statements

5

STEVEN D. CHANG GROUP, INC.

NOTE TO FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominantly small and middle-market businesses and middle-income individuals.

As the Company sells mutual funds solely by subscription, the Company claims an exemption from SEC Rule 15c3-3.

The Company has elected to be taxed as an S corporation effective March 30, 2000. Under the provisions of Subchapter S of the Internal Revenue Code, earnings are taxable directly to the shareholders.

For the purpose of the statement of cash flows, the Company considers all unrestricted, highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Chester M. Kearney, Certified Public Accountants

SUPPLEMENTARY SCHEDULE/REPORT

STEVEN D. CHANG GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Net Capital	
Total stockholders' equity	14,909
Net capital	14,909
Computation of basic net capital requirement	
Minimum net capital required	
Company	5,000

There is no material difference between the computation reported on the broker dealer's unaudited filing of Part II or Part IIA of the FOCUS report and the audited computations as shown above.

Chester M. Kearney, Certified Public Accountants



Chester M. Kearney
Certified Public Accountants

12 Dyer Street, Presque Isle, Maine 04769-1550
207-764-3171

Steve E. Bird, CPA
Herman Belanger, CPA
Paul J. Callnan, CPA

Board of Directors
Steven D. Chang Group, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Steven D. Chang Group, Inc., for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Chester M. Kearney, Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chester M. Kearney

Houlton, Maine
February 2, 2006

Chester M. Kearney, Certified Public Accountants